Sky Wolf Wind Turbine Corp.

156 Court Street, Geneseo, NY 14454

(585) 447-9135

November 5, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Sky Wolf Wind Turbine Corp.

Registration Statement on Form S-1

File No. 333-218013

To the Securities and Exchange Commission:

Sky Wolf Wind Turbine Corp. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. 333-218013).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 10:00 am EST on November 9, 2018 or as soon as practicable thereafter.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Gerald Brock

Chief Executive Officer

Sky Wolf Wind Turbine Corp.